L'OREAL

RECEIVED

07021122

L'OREAL
International Financial Information Department

9th February, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Realease: 2006 sales

Very truly yours,

The International Financial Information Director

Jean-Régis CAROF

PROCESSED
FEB 20 2007
THOMSON FINANCIAL

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 127 913 682 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

2006 ANNUAL SALES : TARGET REACHED

STRONG GROWTH IN ANNUAL SALES:
15.8 BILLION EUROS, UP BY + 8.7%

SUBSTANTIAL INCREASE IN 4TH QUARTER SALES:
+ 9.5% BASED ON REPORTED FIGURES (+ 6.5% LIKE-FOR-LIKE)

SIGNIFICANT GROWTH IN WESTERN EUROPE

RAPID DEVELOPMENT OF NEW MARKETS

2006 PROFIT TARGETS CONFIRMED

- The sales of the L'Oréal group, at December 31st 2006, amounted to 15.79 billion euros, representing an increase of + 8.7%. In the fourth quarter, the sales growth rate was + 9.5%.

  Currency fluctuations had a slightly negative impact of - 0.2%. Excluding currency fluctuations, the sales growth rate was + 8.9% for the full year 2006.
  The net impact of changes in consolidation amounted to + 3.1%, mainly as a result of the acquisition of *The Body Shop,* consolidated from July 1st 2006 onwards.

  Like-for-like (i.e. based on a comparable structure and identical exchange rates), the growth in the group's total sales amounted to + 5.8% at December 31st, 2006 (+ 5.7% excluding *The Body Shop*).
  In the 4th quarter, the growth rate was + 6.5%.

- Commenting on the figures, Mr Jean-Paul Agon, Chief Executive Officer of L'Oréal, said:
  "The strong growth of our sales at the end of the year enabled us to achieve the announced growth target for 2006.
  This growth was achieved thanks to the renewed dynamism in Western Europe and the remarkable performance in the new markets, particularly in Brazil, Russia, India, Mexico and China. *The Body Shop* delivered a good second half performance, strengthening the group's growth.
  Overall, the organic growth of our brands and the significant contribution made by the acquisitions led to a strong increase in the group's sales of + 8.7%. These good figures mean that we can confirm our profit targets".

SALES
BY OPERATIONAL DIVISION AND GEOGRAPHIC ZONE

	At December 31st, 2006			4th quarter 2006		
	€ million	Growth		€ million	Growth	
		Like-for-like	Reported		Like-for-like	Reported
By operational division						
Professional Products	2,126	+ 3.8 %	+ 3.2 %	528	+ 4.8 %	+ 0.8 %
Consumer Products	7,903	+ 5.8 %	+ 5.4 %	1,923	+ 6.5 %	+ 2.4 %
Luxury Products	3,773	+ 5.1 %	+ 5.3 %	1,080	+ 5.4 %	+ 2.5 %
Active Cosmetics	1,128	+ 12.2 %	+ 14.4 %	233	+ 11.3 %	+ 9.5 %
Cosmetics total	15,011	+ 5.6 %	+ 5.6 %	3,781	+ 6,1 %	+ 2.5 %
By geographic zone						
Western Europe	6,992	+ 3.5 %	+ 3.7 %	1,702	+ 3.1 %	+ 3.1 %
North America	3,954	+ 2.7 %	+ 2.2 %	990	+ 3.6 %	- 4.3 %
Rest of the World, of which:	4,065	+ 12.7 %	+ 12.8 %	1,089	+ 14.0 %	+ 8.6 %
- Asia	1,476	+ 7.9 %	+ 7.4 %	385	+ 9.4 %	+ 3.6 %
- Latin America	1,021	+ 16.1 %	+ 18.6 %	277	+ 14.7 %	+ 8.3 %
- Eastern Europe	850	+ 22.0 %	+ 24.8 %	247	+ 23.9 %	+ 25.0 %
- Other countries	718	+ 8.5 %	+ 4.5 %	180	+ 11.0 %	+ 1.5 %
Cosmetics total	15,011	+ 5.6 %	+ 5.6 %	3,781	+ 6.1 %	+ 2.5 %
The Body Shop	435	+ 9.7 %		263	+ 10.3 %	
Dermatology(1)	344	+ 8.6 %	+ 8.1 %	105	+ 9.2 %	+ 4.5 %
Group total	15,790	+ 5.8 %	+ 8.7 %	4,148	+ 6.5 %	+ 9.5 %

(Provisional, unaudited figures).
(1) Group share, i.e., 50%

COSMETICS BRANCH
SALES TRENDS BY DIVISION

- The **Professional Products** division recorded a like-for-like growth rate of +3.8%, with positive scores in Western Europe and very strong expansion in the "Rest of the World" zone.
  In the United States, our brands achieved high sell-through figures. The year was however affected by inventory reduction in professional distribution and by a reshuffle of our distribution network at the end of the year.

  - *L'Oréal Professionnel* benefited from the launches of the *Play Ball* and *Hair Mix* styling ranges, the *Série Expert Lumino Contrast* line for hair with highlights, and, at the end of the year, the hair colourant *Symbio.*
  - *Kérastase* very successfully relaunched its *Nutritive* range and introduced *Densitive* nutritional complements.
  - *Redken* launched the *Blonde Glam* haircare line and a new hair colourant *Shimmer One.*
  - *Matrix* launched a new range, *Matrix for Men*, and relaunched its styling range *Vavoom.*

- The **Consumer Products** division achieved a like-for-like growth rate of + 5.8%, with a substantial acceleration in the 4th quarter at +6.5%. Western Europe confirmed its upturn, and sales continued to grow in North America. The Rest of the World again saw its sales growth accelerate.

  - *L'Oréal Paris* achieved a good year, with strong growth in skincare thanks to *Age Re-Perfect* and *Men Expert* as well as in make-up and in haircare with the successful launch of *Elsève Nutri Gloss*. Europe and the emerging countries are benefiting from the success of these launches. The hair colourant *Casting Crème Gloss* is confirming its success in Europe.
  - *Garnier* sales grew strongly, driven by the successful hair colourant *Nutrisse* and the *Fructis* haircare line, and by successes in facial skincare, bodycare and sun protection. The brand's vision has been strengthened by the new "Take care" campaign which was internationally rolled out at the end of last year.
  - *Maybelline* New York: The make-up brand achieved impressive growth, evenly distributed between the various zones, driven by the success of *Dream Matte Mousse* foundation and the great mascaras collection. The fourth quarter was notable for the launch of the highly innovative Watershine Elixir lipstick.

- The sales of the **Luxury Products** division have risen by + 5.1% like-for-like. The growth seen in Western Europe continued in the 4th quarter, with similarly dynamic trends across all the major markets. Sales improved slightly in North America, thanks in particular to the success of the facial skincare and perfume initiatives. The acceleration in the Rest of the World continued in the fourth quarter, particularly in China, Latin America and Eastern Europe.

  - The dynamic growth trend of the fragrance business is continuing: the new fragrance for women, *Code Donna* from *Giorgio Armani*, continued to prove successful in Europe at the end of the year. The *Armani* brand's flagship products *Acqua di Giò* and *Armani Code* confirmed their solidity over the Christmas period. Furthermore, *Miracle Forever* by *Lancôme* and *Noa Perle* by *Cacharel* strengthened the positions of the two brands concerned. Lastly *Antidote*, the new men's fragrance from *Viktor & Rolf*, proved extremely successful in the USA and in France, where it was first launched.
  - Skincare sales growth continued to accelerate, with an excellent reception on all markets for *Absolue Premium Beta X* by *Lancôme*, featuring the newly developed molecule *Pro-Xylane*. *Biotherm*, with its *Aquasource* serum, and *Helena Rubinstein*, with its *Prodigy tissular*, have also seen their sales gather speed in the skincare business.
  - Lastly, the make-up business saw the launch of *Rouge Unlimited* lipstick by *Shu Uemura*, which uses a revolutionary pigment technology and is proving extremely successful.

- The growth in **Active Cosmetics** sales continued, with a substantial advance in like-for-like sales of + 12.2%, reflecting strong contributions from all the geographic zones.

  - All the brands achieved double-digit growth, thanks to a good performance from the products in our catalogue, and the positive impact of launches such as the skincare lines Neovadiol and *Normaderm* from *Vichy*; *Redermic* anti-wrinkle skincare; and *Toleriane Teint* from *La Roche-Posay*. Furthermore, the sun protection products of the two brands enjoyed a good season.
  - *Innéov* also achieved strong sales growth, thanks to the launch of Innéov *Solaire*, the first sun preparation product to include *Skin Probiotic*.
  - Furthermore, the certified organic cosmetics brand *Sanoflore* joined the Division in November 2006.

STEADY GROWTH IN WESTERN EUROPE

The sales trends of each division confirm the return to growth in France, Germany and Italy, while strong growth continued in the United Kingdom and Spain. All the countries achieved positive scores.

Professional Products recorded growth in all product categories. The American brands *Redken* and *Matrix* demonstrated their very powerful appeal, particularly in France, Belgium and Spain.

The **Consumer Products** division saw sales grow in all countries, particularly in Spain and the United Kingdom. Thanks to its success in skincare (*Age-rePerfect* and *Men Expert* from *L'Oréal Paris*), facial skincare (*Garnier*) and haircare (*Fructis* by *Garnier*), it has made further market share gains in these categories.

Luxury Products are advancing in all the countries on broadly similar trends, with sales gathering speed for *Lancôme*, thanks to *Absolue Premium Beta X* at the end of the year, and excellent momentum for *Armani* and *Biotherm*, as openings of *Kiehl's* and *Shu Uemura* boutiques continued.

In the **Active Cosmetics** division, sales are growing at a rapid rate throughout the zone, driven by *La Roche-Posay* in particular.

NORTH AMERICA:

GROWTH DESPITE A BACKGROUND OF CONSOLIDATION IN DISTRIBUTION

In North America, the situation in the United States reflected a combination of turbulences in the distribution sector. The market grew less quickly than in 2005; although very dynamic in the mass-market segment, growth was slower in sales to salons and in the department store business.
As a result, like-for-like sales growth amounted to + 2.7%.

The **Professional Products** division continued to make market share gains in sales to salons, with good scores for *Matrix* and *Redken* hair colourants and the *Kérastase* brand. The Division has strengthened its cooperation with its top-selling distributor, and readjusted its geographic distribution agreements. There was a noticeable reduction in the level of distributors' inventories.

The sales growth of the **Consumer Products** division has been galvanised by the advances made by *Garnier* and its haircare lines *Fructis* and *Nutrisse. Maybelline* recorded a good growth figure thanks to *Superstay* lipstick. The growth rates of *L'Oréal Paris* varied by category, with a strong performance in make-up but a weaker one in skincare.

In **Luxury Products**, amounts invoiced were held back throughout the year by the merging of the two main department store chains and the closure of 80 outlets. The Division improved its skincare positions thanks to the success of *Absolue Premium Beta X* and *Collaser Eye* by *Lancôme*, and in women's fragrances thanks to the success of *Armani Code Women* and *Hypnôse* by *Lancôme*.

The roll-out of the **Active Cosmetics** division gathered speed, with the launch of *Vichy* in the north-east of the United States and in California, and strong growth for *Skinceuticals*.

RAPID DEVELOPMENT IN ALL THE NEW MARKETS

The expansion in the Rest of the World continued, gathering speed in the fourth quarter when like-for-like growth reached +14%.

- Like-for-like sales growth in the **Asia zone** amounted to + 7.9%.
  In the very competitive japanese market, Professional Products turned in a good performance. Asia excluding Japan achieved a good year, at + 11.8%, with a sharp acceleration in the second half.
  In China, the acceleration was particularly noticeable, with sales growth of + 21.2%. Growth for the Consumer Products Division was very strong in facial skincare, thanks to *L'Oréal Paris* (*Blanc Expert*, *UV Expert*). This division was strengthened in 2006 with the launch of *Garnier skincare* which is gradually being rolled out.
  The Luxury Products Division has confirmed its leadership, driven by the *Lancôme* and *Biotherm* brands. In the Active Cosmetics Division, *Vichy* and *La Roche Posay* are continuing their breakthrough in pharmacies.
  In South Korea, the situation is gradually improving, as the country returns to growth.
  Furthermore, growth rates in Indonesia and Thailand were high, particularly in the Consumer Products Division.

- In **Eastern Europe** the group's performance over the full year 2006 was excellent at + 22% like-for-like, with a strong contribution from Russia and the recently created subsidiary in Ukraine.

  Professional Products turned in an excellent performance, particularly in Russia. *Matrix* continued its breakthrough in the zone as a whole.

  In **Consumer Products**, *L'Oréal Paris* recorded very good scores in make-up and haircare with *Elsève*. *Garnier* sales grew very strongly in haircare and facial skincare, and growth was also strong in bodycare.

  In a rapidly expanding luxury market, the **Luxury Products** division achieved very high growth, particularly in Russia, the Czech Republic, Slovakia and Hungary, driven by the success of the *Lancôme*, *Biotherm* and *Armani* brands.

  Active Cosmetics produced another year of strong growth, confirming its leadership in a pharmacy channel whose modernisation is gathering speed.

- Like-for-like sales growth in **Latin America** was very rapid at + 16.1%, thanks to the strong sales recorded in Brazil, Mexico and all the other countries in the zone.

The sales of **Professional Products** grew thanks to the *L'Oréal Professionnel* brand, and particularly to the successful launch of *Matrix* in Brazil, Chile and Venezuela.

Sales in **Consumer Products** advanced at similar rates across the various countries in the zone, driven in particular by the success of the major launch *NutriGloss* from *Elsève*.

Luxury Products, whose sales grew strongly, took advantage of the good performance of *Biotherm* and the success of *Ralph Lauren* and *Giorgio Armani* fragrances.

Active Cosmetics is continuing its very high growth with *Vichy* and *La Roche-Posay*, which have recorded substantial market share gains in dermocosmetics.

- In the **Other Countries**, like-for-like sales growth amounted to + 8.5%. In India (+ 40.3%), our businesses continued to grow very strongly, bolstered by the remarkable success of *Garnier* with *Skin Naturals*, *Color Naturals* and *Fructis*. The Middle East again proved extremely dynamic with double-digit growth.

GOOD YEAR – END FOR THE BODY SHOP

Consolidated since July 1st, *The Body Shop* recorded a second half-year of solid growth, with a large increase in sales at the end of the year. Net consolidated sales grew by + 9.7%.
Retail sales (1) increased by + 6.5% (+ 2.7% with a comparable store base) (2).
The number of stores increased by 89 in the second half of 2006. At December 31st, the total number of stores was 2,265, of which 886 are owned by The Body Shop.
These figures reflect particularly good results in Europe and Asia, with very strong performances in United Kingdom, Norway, and Japan.
Growth was strengthened by the success of launches such as the *Aloe Vera* skincare range and the *Neroli Jasmin* fragrance, and by gift sets, which sold very well at the end of the year.

(1) Retail sales: Total sales to consumers through all channels.
(2) Retail sales with a comparable store base: total sales to consumers made by stores which operated continuously from July 1st to December 31st, 2005, and over the same period in 2006.

DERMATOLOGY

The sales of the dermatology branch increased by + 8.6% like-for-like.
Each of the zones made a positive contribution to this growth figure. The *Clobex* range for treating psoriasis, together with *Metrogel 1%* and *Loceryl Nail Lacquer*, have strongly bolstered the growth of *Galderma*.

Contacts at L'ORÉAL (switchboard: +33.1.47.56.70.00)

Individual shareholders
and market authorities
Mr Jean-Régis Carof
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
institutional investors
Mrs Caroline Millot
☎ : +33.1.47.56.86.82
Fax: +33.1.47.56.80.02

Journalists
Mr Mike Rumsby
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.

L'ORÉAL

RECEIVED

L'OREAL
International Financial Information Department

9th February, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from January 2nd, 2007 to January 19th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 02/01/2007 to 05/01/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
02/01/2007	50 000	77,05	3 852 305,00
03/01/2007	80 000	76,86	6 148 960,00
04/01/2007	70 000	76,90	5 383 315,00
05/01/2007	110 000	76,63	8 428 849,00
Total	**310 000**		**23 813 429,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14.5 billion in 2005, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 08/01/2007 to 09/01/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
08/01/2007	147 000	75,68	11 124 225,00
09/01/2007	50 000	75,64	3 781 900,00
Total	**197 000**		**14 906 125,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14.5 billion in 2005, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 15/01/2007 to 19/01/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
15/01/2007	60 000	76,18	4 571 040,00
16/01/2007	80 000	75,66	6 052 400,00
18/01/2007	60 000	75,27	4 515 960,00
19/01/2007	60 000	75,26	4 515 828,00
Total	**260 000**		**19 655 228,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14.5 billion in 2005, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

LOREAL

L'OREAL
International Financial Information Department

9th February, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- One copy of the announcement in the BALO of 5th February, 2007.

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

PUBLICATIONS PÉRIODIQUES

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES (CHIFFRES D'AFFAIRES ET SITUATIONS TRIMESTRIELLES)

L'OREAL

Société anonyme au capital de 127 913 682 €.
Siège social : 14 rue Royale, 75008 Paris.
632 012 100 R.C.S. Paris.

Chiffre d'affaires du groupe L'Oréal à fin décembre 2006

(En millions d'euros)

	2006	2005
Premier trimestre :		
Cosmétique	3 872,3	3 481,7
Dermatologique	66,1	57,4
Total premier trimestre	3 938,4	3 539,1
Deuxième trimestre :		
Cosmétique	3 761,1	3 545,6
Dermatologique	86,0	78,9
Total deuxième trimestre	3 847,1	3 624,5
Premier semestre :		
Cosmétique	7 633,4	7 027,4
Dermatologique	152,1	136,2
Total premier semestre	7 785,5	7 163,6
Troisième trimestre :		
Cosmétique	3 597,5	3 500,3
The Body Shop	171,9	
Dermatologique	86,8	81,3
Total troisième trimestre	3 856,2	3 581,6
Neuf mois :		
Cosmétique	11 230,9	10 527,7
The Body Shop	171,9	
Dermatologique	238,9	217,5
Total neuf mois	11 641,7	10 745,2
Quatrième trimestre :		
Cosmétique	3 780,5	3 687,0
The Body Shop	263,0	
Dermatologique	104,8	100,3
Total quatrième trimestre	4 148,4	3 787,3
Année :		
Cosmétique	15 011,4	14 214,7
The Body Shop	435,0	
Dermatologique	343,7	317,8
Total année	15 790,1	14 532,5

1) La croissance du chiffre d'affaires du groupe L'OREAL à fin décembre 2006 à données publiées est de + 8,7%.
Les effets monétaires ont eu un impact négatif de – 0,2%.
L'effet net de changement de structure s'élève à + 3,1%.
A données comparables, c'est-à-dire à structure et taux de change identiques, l'augmentation du chiffre d'affaires du groupe L'OREAL est de + 5,8%.

2) L'augmentation du chiffre d'affaires cosmétique est de + 5,6% à données publiées et de + 5,6% à données comparables.

3) Le chiffre d'affaires consolidé cumulé est calculé à chaque fin de trimestre en prenant la moyenne des taux de change mensuel depuis le début de l'année. Pour un mois donné, le taux de change mensuel est la moyenne des taux spots journaliers.
Les chiffres du tableau ci-dessus représentent la somme des ventes faites à des tiers par L'OREAL et ses filiales françaises et étrangères.

0700884